Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated February 27, 2009, with respect to the consolidated financial statements of Energy Transfer Equity, L.P. and subsidiaries as of December 31, 2008 and 2007 and for the year ended December 31, 2008, for the four months ended December 31, 2007, and for each of the two years in the period ended August 31, 2007 (not presented separately herein), appearing in the Annual Report of Enterprise GP Holdings L.P. on Form 10-K for the year ended December 31, 2008 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP

Dallas, Texas
August 27, 2009